April 20, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Attention: Joshua Ravitz

Re:	First Horizon Asset Securities, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed March 31, 2006 File No. 333-132046

Dear Mr. Ravitz:

          On behalf of First Horizon Asset Securities, Inc. (the “Registrant”) we submit this response letter to the staff’s comment letter dated April 11, 2006 addressed to the Registrant.

          Our responses to the staff’s comments in the April 11, 2006 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response. References to page numbers apply to the redlined version of the applicable prospectus supplement or base prospectus included in the courtesy package that we are furnishing to the staff.

Prospectus Supplement 2 – Notes

Summary

1.

We note your added disclosure on page S-8 that the “the owner of the transferor interest” may remove mortgage loans from pool assets under certain circumstances. However, on page S-68, you indicate that the seller may have this same power. Please clarify and revise for consistency.

The Registrant has revised page S-68 of the Notes Prospectus Supplement to clarify that the owner of the transferor interest, rather than the seller, has the optional right to remove HELOCs from the trust under the specified conditions.

Mr. Joshua Ravitz
April 20, 2006

The Sponsor, Seller, Master Servicer and Custodian

Credit and Underwriting Guidelines, page S-27

2.

We note on page S-29 your bracketed disclosure describing changes in underwriting guidelines as required by Item 1111(a)(3) of Regulation AB. Please confirm and disclose that the changes you refer to are changes to the underwriting guidelines used to originate the pool assets.

The registrant has revised the bracketed text on page S-29 of the Notes Prospectus Supplement to clarify that the changes to which it refers are changes to the underwriting guidelines used to originate the pool assets.

Base Prospectus

The Trust Fund

General, page 19

3.

We reissue prior comment 23 in part. It is not clear from your revision that non-agency mortgage-backed securities included in the trust fund must satisfy the “Participation Certificates” conditions on page 25. Please revise to reflect the information from your response in the disclosure. For example, if by your reference to the “mortgage backed securities representing an interest in. . .” you are referring to “non-agency mortgage-backed securities,” please use that same terminology in the document, and consider a cross-reference to the detailed information regarding non-agency securities on page 31.

The Registrant has revised the third bullet point on the cover page and the second bullet point on page 21 of the Prospectus to clarify that it refers to non-agency mortgage-backed securities as described under “– Non-Agency Mortgage Backed Securities”.

Substitution of Trust Fund Assets, page 32

4.

We reissue prior comment 24 in part. Please delete the last sentence of this section at the top of page 33, or tell us what “other conditions” you are contemplating including in future transactions and how these other conditions meet the discrete pool requirement.

In the Summary sections of the forms of Certificates Prospectus Supplement and Notes Prospectus Supplement, the Registrant has provided specific examples of the “other conditions” upon which Trust Fund Assets may be substituted for Trust Fund Assets initially included in the Trust Fund. Depending on the negotiated terms of a particular transaction, there may be other conditions upon which Trust Fund Assets may be substituted. The Registrant would respectfully prefer to leave the language in the Prospectus “as is” so that these other transaction-specific conditions may be accommodated in the future. The Registrant does hereby supplementally confirm that any Trust Fund Assets used to substitute the initial Trust Fund Assets will comply with

Mr. Joshua Ravitz
April 20, 2006

the conditions specified in Item 1101(c)(1) and (c)(3) of Regulation AB and footnote 207 to SEC Release 33-8518 relating to discrete pools of assets.

Description of Exhibit, page II-2

5.	We reissue prior comment 29 in part. Please specify in the exhibit index that the Sale and Servicing Agreement relates to the Notes, as you have done for Exhibit 4.1 and the Certificates.

The Registrant has revised the Description of Exhibits on page II-2 of the Registration Statement and the Index to Exhibits to reflect that the Form of Sale and Servicing Agreement relates to Asset-Backed Notes.

* * * *

          We respectfully submit the foregoing for your consideration in response to your comment letter dated April 11, 2006. If you have any further questions concerning this filing, please contact me at (214) 659-4425.

Very truly yours,

/S/ Mark W. Harris
Mark W. Harris

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour